Exhibit 3

Media Release

2 January 2008

Westpac opens new branch office in Shanghai

Westpac Banking Corporation’s Shanghai branch today opened for business, extending Westpac’s representation in key Asian markets.

Today’s opening follows the China Banking Regulatory Commission approving Westpac’s application for a financial license.

Westpac General Manager, Asia, Yogan Rasanyakam, said today’s opening of Westpac’s fully licensed branch in China marks a significant milestone for the bank.

“Given the deep trading links between China, Australia and New Zealand, it makes good business sense for Westpac to establish a branch in the financial capital of China.

“In particular it will assist customers who are benefiting from China’s demand for Australia’s resources and New Zealand’s agricultural products.

“China is now the world’s growth engine and this new branch provides Westpac with a stronger capability to assist Australian, New Zealand and Chinese customers who are doing business in the region.”

Mr Rasanyakam said the branch office would also cater for small to medium sized business customers through services such as import and export settlement.

“As Australia’s largest trading partner, China offers significant growth opportunities for many of our customers.

“Today’s opening of Westpac’s Shanghai branch is an important part of our strategy to be represented in the markets where our customers need us.”

The new branch will be led by Andrew Whitford, General Manager, People’s Republic of China, and currently has a full time staff of 15.

The office is located in the heart of Shanghai’s financial district, 7th Floor, Jin Mao Tower, 88 Shi Ji Avenue, Lujiazui, Shanghai.

Westpac has had a permanent presence in PR China for 25 years through its representative office in Beijing that opened in 1982.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510